UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ACMAT CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

004616 10 8

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[**x**]   Rule 13d-1(b)

[   ]   Rule 13d-1(c)

[   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. **Names of Reporting Persons**
Robert E. Robotti
I.R.S. Identification Nos. of above persons (entities only)
13-3726439

2. **Check the Appropriate Box if a Member of a Group***
(a)
(b) [X]

3. **SEC Use Only**

4. **Citizenship or Place of Organization**
United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. **Sole Voting Power:** -0-
	6. **Shared Voting Power:** 129,040
	7. **Sole Dispositive Power:** -0-
	8. **Shared Dispositive Power:** 129,040

9. **Aggregate Amount Beneficially Owned by Each Reporting Person**
129,040

10. **Check if the Aggregate Amount in Row (9) Excludes Certain Shares*** [ ]

11. **Percent of Class Represented by Amount in Row (9)**
7.4%

12. **Type of Reporting Person***
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1. **Names of Reporting Persons**
Robotti & Company, Incorporated
I.R.S. Identification Nos. of above persons (entities only)
65-1191188

2. **Check the Appropriate Box if a Member of a Group***
(a)
(b) [X]

3. **SEC Use Only**

4. **Citizenship or Place of Organization**
New York

Number of Shares Beneficially Owned by Each Reporting Person With	5. **Sole Voting Power:** -0-
	6. **Shared Voting Power:** 1,300
	7. **Sole Dispositive Power:** -0-
	8. **Shared Dispositive Power:** 1,300

9. **Aggregate Amount Beneficially Owned by Each Reporting Person**
1,300

10. **Check if the Aggregate Amount in Row (9) Excludes Certain Shares*** [ ]

11. **Percent of Class Represented by Amount in Row (9)**
.1%

12. **Type of Reporting Person***
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1. **Names of Reporting Persons**
   Robotti & Company Advisors, LLC
   I.R.S. Identification Nos. of above persons (entities only)
   65-1191188

2. **Check the Appropriate Box if a Member of a Group***
   (a)
   (b) [X]

3. **SEC Use Only**

4. **Citizenship or Place of Organization**
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	5. **Sole Voting Power:** -0-
	6. **Shared Voting Power:** 127,740
	7. **Sole Dispositive Power:** -0-
	8. **Shared Dispositive Power:** 127,740

9. **Aggregate Amount Beneficially Owned by Each Reporting Person**
   127,740

10. **Check if the Aggregate Amount in Row (9) Excludes Certain Shares*** [ ]

11. **Percent of Class Represented by Amount in Row (9)**
    7.3 %

12. **Type of Reporting Person***
    CO, IA

*SEE INSTRUCTIONS BEFORE FILLING OUT
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1(a).   **Name Of Issuer:**

ACMAT Corporation

Item 1(b).   **Address of Issuer's Principal Executive Offices:**

233 Main Street, New Britain, Connecticut 06050-2350

Item 2(a).   **Name of Persons Filing:**

This statement is filed by:
(i)   Robert E. Robotti ("Robotti"), a United States citizen; and
(ii)   Robotti & Company, Incorporated ("Robotti & Company"), a New York
        corporation; and
(iii)   Robotti & Company Advisors, LLC ("Robotti Advisors"), a New York
        corporation and investment advisor.

Item 2(b).   **Address of Principal Business Office or, if None, Residence:**

c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue, Suite 503
New York, New York 10017-3808

Item 2(c).   **Citizenship:**

See Item 2(a)

Item 2(d).   **Title of Class of Securities:**

Class A Common Stock ("Security")

Item 2(e).   **CUSIP Number**

004616 10 8

Item 3.   **If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),**
                        Check Whether the Person Filing is a:

(a) [ ]   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]   Insurance company as defined in section 3(a)(19) of the Act (15
           U.S.C. 78c).
(d) [ ]   Investment company registered under section 8 of the Investment
           Company Act of 1940 (15 U.S.C. 80a-8).
(e) [X]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [ ]   An employee benefit plan or endowment fund in accordance with Rule
           13d-1(b)(1)(ii)(F);
(g) [ ]   A parent holding company or control person in accordance with Rule 13d-
           1(b)(1)(ii)(G);
(h) [ ]   A savings association as defined in Section 3(b) of the Federal Deposit
           Insurance Act (12 U.S.C. 1813);
(i) [ ]   A church plan that is excluded from the definition of an investment
           company under section 3(c)(14) of the Investment Company Act of 1940
           (15 U.S.C. 80a-3);
(j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   **Ownership**

(a) Robert E. Robotti shares beneficial ownership of 129,040 shares of the Security through the following:

- his ownership of Robotti & Company, which directly owns 1,300 shares of the Security; and
- his ownership of Robotti Advisors, an investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E), by virtue of the investment discretion Robotti Advisors has over the accounts of its advisory clients, which hold an aggregate of 127,740 shares of the Security.

(b) The amount of shares of the Security beneficially owned by Robert E. Robotti is 7.4% of the total outstanding shares of 1,742,705 Class A Common Stock as per the Issuer's most recent 10-Q dated October 31, 2003.

(c) (i) Mr. Robotti does not have the sole power to vote or direct the vote of any shares of the Security.

(ii) Mr. Robotti shares the power to vote or direct the vote of 129,040 shares of the Security through the following:

- he shares with Robotti & Company the power to vote or direct the vote of 1,300 shares of the Security; and
- he shares with Robotti Advisors and its advisory clients, the power to vote or direct the vote of 127,740 shares of the Security.

(iii) Mr. Robotti does not have the sole power to dispose or to direct the disposition of any shares of the Security.

(iv) Mr. Robotti shares the power to dispose or to direct the disposition of 129,040 shares of the Security through the following:

- he shares with Robotti & Company the power to dispose or direct the disposition of 1,300 shares of the Security; and
- he shares with Robotti Advisors and its advisory clients, the power to dispose or direct the disposition of 127,740 shares of the Security.

Item 5.   **Ownership of Five Percent or Less of a Class.**

Not Applicable.

Item 6.   **Ownership of More than Five Percent on Behalf of Another Person.**

Not Applicable.

Item 7.   **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.**

Not Applicable.

Item 8.   **Identification and Classification of Members of the Group.**

Not Applicable.

Item 9.   **Notice of Dissolution of Group.**

Not Applicable.

Item 10.   **Certifications:**

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

By: /s/ Robert E. Robotti
      Name: Robert E. Robotti

Robotti & Company, Incorporated

By: /s/ Robert E. Robotti
      Name: Robert E. Robotti
      Title: President

Robotti & Company Advisors, LLC

By: /s/ Robert E. Robotti
      Name: Robert E. Robotti
      Title: President